UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Net Element, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

64112K106

(CUSIP Number of Class of Securities)

Kenges Rakishev

c/o SAT & Company

241 Mukanova Street

Almaty 050008, Republic of Kazakhstan

7-727-2777-111

Mark Global Corporation

Attention: Kenges Rakishev

c/o Trident Trust Company (BVI) Limited

Trident Chambers, P.O. Box 146

Road Town, Tortola, British Virgin Islands

44-797-7777-667

With a copy to:

Robert I. Wexler, Esq.

Greenberg Traurig, LLP

200 Park Avenue

Florham Park, New Jersey 07932

(973) 360-7900

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

September 28, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 64112K106	Page 2 of 9

1.	NAME OF REPORTING PERSON: Kenges Rakishev
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Kazakhstan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 13,333,334 (see Item 5)
	8.	SHARED VOTING POWER 200,000,000 (see Item 5)
	9.	SOLE DISPOSITIVE POWER 13,333,334 (see Item 5)
	10.	SHARED DISPOSITIVE POWER 200,000,000 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 213,333,334
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.8%
14.	TYPE OF REPORTING PERSON HC; IN

SCHEDULE 13D

CUSIP No. 64112K106	Page 3 of 9

1.	NAME OF REPORTING PERSON: Mark Global Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (see Item 5)
	8.	SHARED VOTING POWER 200,000,000 (see Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10.	SHARED DISPOSITIVE POWER 200,000,000 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%
14.	TYPE OF REPORTING PERSON CO

This Amendment No. 2 (the “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Mark Global Corporation (“Mark Global”) and Kenges Rakishev (“Mr. Rakishev”) (each, a “Reporting Person” and collectively, the “Reporting Persons”)1 with the SEC on April 30, 2102, as amended by Amendment No. 1 to such statement filed with the SEC on September 27, 2012 (as further amended by this Amendment, the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following information for updating:

As previously disclosed in Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on September 27, 2012 (“Amendment No. 1”), the Reporting Persons stated that they intended to vote their shares of Common Stock to approve the merger of the Issuer with and into Cazador.

On September 28, 2012, the Reporting Persons granted a proxy online with respect to their shares of Common Stock for (i) the approval and adoption of the Merger Agreement and (ii) the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve and adopt the Merger Agreement. Such proxy was granted by the Reporting Persons pursuant to the Proxy Card attached to the Schedule 14A as Annex G, which is hereby incorporated herein by reference.

Also as previously disclosed in Amendment No. 1, the Reporting Persons stated that if such merger is consummated, (i) the shares of Common Stock owned by the Reporting Persons will be disposed of as contemplated by the terms of the Merger Agreement, (ii) Mr. Rakishev will resign from the board of directors of the Issuer immediately following the consummation of such merger and (iii) the Reporting Persons will consent and agree to the termination of the Shareholder Rights Agreement immediately following the consummation of such merger. Clauses (ii) and (iii) above are conditions to Cazador’s obligations to consummate such merger (Section 7.02(h) and Section 7.02(j), respectively, of the Merger Agreement).

On September 28, 2012, (i) Mr. Rakishev delivered a letter to the Issuer pursuant to which Mr. Rakishev will resign from the Board of Directors of the Issuer immediately following the consummation of the transactions contemplated by the Merger Agreement (a copy of which is attached hereto as Exhibit 99.8 and is hereby incorporated herein by reference) and (ii) the Reporting Persons entered into a Termination of Shareholder Rights Agreement with certain other parties pursuant to which the Shareholder Rights Agreement will be automatically terminated immediately following the consummation of the transactions contemplated by the Merger Agreement (a copy of which is attached hereto as Exhibit 99.9 and is hereby incorporated herein by reference).2

[1]

Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Exchange Act.

[2]

The Termination of Shareholder Rights Agreement has been executed by all parties, other than Mike Zoi (“Mr. Zoi”) who inadvertently did not sign such agreement solely in his individual capacity. Mr. Zoi has indicated to the Reporting Persons that he will deliver his signature thereto no later than October 1, 2012.

Mr. Rakishev, through an entity controlled by him, intends to purchase 2,335,155 shares of common stock of Cazador from certain stockholders of Cazador for aggregate proceeds of $23,444,956.20 to help ensure that Cazador has the minimum cash amount of $23,500,000, which minimum cash amount is required by Section 7.03(h) of the Merger Agreement.

Subject to the Shareholder Rights Agreement, each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including, without limitation, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the price and availability of shares of the Issuer’s capital stock, the conditions of the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, subject to compliance with the terms of the Shareholder Rights Agreement, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase their investment in securities of the Issuer or dispose of all or a portion of the securities of the Issuer that the Reporting Persons now own or may hereafter acquire, including, without limitation, sales pursuant to the exercise of the registration rights provided by the Shareholder Rights Agreement. In addition, the Reporting Persons may engage in discussions with management and members of the Board of Directors of the Issuer regarding the Issuer, including, but not limited to, the Issuer’s business and financial condition, results of operations and prospects. The Reporting Persons may take positions with respect to and seek to influence the Issuer regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein. The Reporting Persons also reserve the right, in each case subject to applicable law, to (i) cause any of the Reporting Persons to distribute (or pay a dividend in kind to their respective partners, members, or stockholders, as the case may be) shares of Common Stock or other securities owned by such Reporting Persons, (ii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock or other securities and (iii) consider participating in a business combination transaction that would result in an acquisition of all of the Issuer’s outstanding shares of Common Stock. To the knowledge of each Reporting Person, each of the persons listed on Schedule I to the Schedule 13D may make similar evaluations from time to time or on an ongoing basis.

Except as set forth above in this Item 4 and in the Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Schedule I to the Schedule 13D, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended to add the following information for updating:

(a)(i) Mark Global may be deemed to have beneficial ownership of 200,000,000 shares of Common Stock, and all such shares of Common Stock represent beneficial ownership of approximately 26.1% of the Common Stock, based on 766,327,423 shares of Common Stock reported in the Schedule 14A as issued and outstanding on August 27, 2012.

(ii) Mr. Rakishev may be deemed to have beneficial ownership of 213,333,334 shares of Common Stock, and all such shares of Common Stock represent beneficial ownership of approximately 27.8% of the Common Stock, based on 766,327,423 shares of Common Stock reported in the Schedule 14A as issued and outstanding on August 27, 2012.

The aggregate number of shares of Common Stock described above does not include shares of Common Stock beneficially owned by any other member of any “group” within the meaning of Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder by the SEC, in which the Reporting Persons may be deemed a member.

As a result of certain of the matters described in Item 4 of the Schedule 13D, the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder by the SEC, with the Other Shareholder Parties. The aggregate number of shares of Common Stock that would be deemed beneficially owned collectively by the Reporting Persons and the Other Shareholder Parties, based on available information, is 940,987,015, which represents approximately 92.8% of the shares of Common Stock issued and outstanding as reported to the Reporting Persons by the Issuer. The share ownership reported for the Reporting Persons herein does not include any shares of Common Stock beneficially owned by the Other Shareholder Parties.

(b) Each of the Reporting Persons may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the 200,000,000 shares of Common Stock Shares held by Mark Global. Mr. Rakishev may be deemed to have the sole power to vote or direct the vote and to dispose or direct the disposition of the 13,333,334 shares of Common Stock Shares held by Mr. Rakishev.

(c) No transactions in the shares of Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I to the Schedule 13D, during the 60 day period immediately preceding the date hereof.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended to add the following information for updating:

The information set forth in Item 4 is hereby incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended to add the following information for updating:

Exhibit No.	Description

99.7	Proxy Card (incorporated by reference to Annex G to the Schedule 14A filed by the Issuer with the SEC on September 5, 2012)

99.8	Resignation Letter of Kenges Rakishev dated September 28, 2012.

99.9	Termination of Shareholder Rights Agreement, dated as of September 28, 2012, by and among Mark Global Corporation, Kenges Rakishev, TGR Capital, LLC, MZ Capital LLC, a Delaware limited liability company, MZ Capital LLC, a Florida limited liability company, Enerfund, LLC, Mike Zoi and Net Element, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2012

MARK GLOBAL CORPORATION

By:	/s/ Kenges Rakishev
Kenges Rakishev, Authorized Signatory

/s/ Kenges Rakishev
Kenges Rakishev

EXHIBIT INDEX

Exhibit No.	Description

99.7	Proxy Card (incorporated by reference to Annex G to the Schedule 14A filed by the Issuer with the SEC on September 5, 2012)

99.8	Resignation Letter of Kenges Rakishev dated September 28, 2012.

99.9	Termination of Shareholder Rights Agreement, dated as of September 28, 2012, by and among Mark Global Corporation, Kenges Rakishev, TGR Capital, LLC, MZ Capital LLC, a Delaware limited liability company, MZ Capital LLC, a Florida limited liability company, Enerfund, LLC, Mike Zoi and Net Element, Inc.